AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

November 18, 2020

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Funds Series Trust – Pacific FundsSM ESG Core Bond
File Nos. 333-61366 and 811-10385

Dear Ms. Choo:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on October 30, 2020, concerning post-effective amendment (“PEA”) No. 160 to the registration statement of Pacific Funds Series Trust ( “Registrant”) on Form N-1A (including the Prospectus, Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on September 17, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on behalf of Pacific Funds ESG Core Bond (the “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

Prospectus

1.	Comment: Cover page of prospectus: Please add the ticker symbols.

Response: Registrant will add the ticker symbols as requested.

2.	a. Comment: Principal Investment Strategies: The Fund’s name includes “ESG” (Environmental, Social and Governance), which suggests a type of investment and therefore the Fund’s 80% names rule policy should cover ESG in addition to bonds.

Response: Registrant believes its use of the term “ESG” does not implicate Rule 35d-1 under the Investment Company Act of 1940. Registrant’s use of the term “ESG” reflects the sub-adviser’s practice of integrating ESG principles into its investment process, as disclosed in the Principal Investment Strategies (Summary) section, and accordingly, refers to the Fund’s principal investment strategy and not a particular type of investment. Registrant believes its use of the term “ESG” is analogous to the use of terms like “growth” or “value,” which, as the Commission recognized in the

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adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments.” Accordingly, Registrant respectfully declines to make the requested change to the Fund’s 80% names rule policy.

b. Comment: ESG refers to a broad range of potential investments and issues. Please disclose how the Fund defines ESG as part of its own investment process (i.e., once past the screen out process, in what ESG investments the sub-adviser is trying to focus) and whether it intends to focus on any particular ESG factor or factors. Please also disclose whether the ESG exclusions and ESG metrics to the extent available are applied to every potential investment.

Response: Registrant will revise the disclosure to state that ESG exclusions and ESG metrics are currently applied only to corporate bonds and securities issued by the U.S. government or its related agencies and debt securities issued by developed foreign governments and corporations, and are not currently applied to any other investment outside these security types.

c. Comment: The Fund notes that it will invest at least 80% of its assets in debt securities. Please define “assets” as per Rule 35d-1.

Response: Consistent with plain English principles, “assets” is used in the summary Principal Investment Strategies section to avoid unnecessary technical jargon. In addition, Registrant discloses the technical definition in the Non-Fundamental Investment Restrictions section of the SAI. However, in light of the Staff's comments, language defining “assets” for Rule 35d-l purposes will be included in the General Investment Information section of the statutory prospectus.

d. Comment: The Fund notes that it will invest in government-sponsored asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”) as well as U.S. government and agency securities. The Fund also notes that it will invest in debt securities issued by developed foreign governments. Please explain how the Fund’s ESG definition and methodology apply to these types of investments in disclosure in Item 9. It is not the intent of the Commission for this to be lengthy extensive disclosure, and thus the Staff would not object if Registrant considered U.S. government securities as part of the ESG criteria or focused on types of investments like low income investments for MBS.

Response: As provided in Registrant’s response to Comment 2b above, ESG exclusions and ESG metrics are not currently available for certain types of debt securities, including ABS and MBS, and ESG metrics are also not currently available for government and government-backed securities. However, Registrant will add disclosure stating that certain ESG exclusions apply to debt securities of U.S. government and agency and developed foreign governments.

e. Comment: Principal Investment Strategies: ESG Exclusions – The disclosure in this subsection notes that the Fund will exclude from investment the sale or use of thermal coal “exceeding the sub-adviser’s revenue threshold.” Please disclose the revenue threshold in Item 9 disclosure.

Response: Registrant respectfully declines this request. The revenue threshold is not required by Item 9.

f. Comment: The disclosure in this subsection also notes that the Fund may invest in transition bonds issued by entities that derive revenue from activities in the exclusion list or that themselves are on the

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list. Please explain in the summary Item 4 disclosure what “transition bonds” are. Please also explain why it is appropriate for the Fund to invest in transition bonds by these issuers – this can be in Item 9 disclosure.

Response: Registrant will revise the disclosure as requested.

g. Comment: Principal Investment Strategies: ESG Metrics – In addition to listing the types of information provided by the ESG vendors, please describe the criteria in the disclosure that the sub-adviser uses in assessing that information consistent with its ESG definition or focus. For instance, if renewables are a huge focus for the sub-adviser, we want to know that. The Staff is not questioning the process; we just ask that you disclose the process including:

a.	Does the sub-adviser weight different ESG factors differently?

b.	Could a strong score for one factor override weak scores for another?

Response: Registrant will revise the disclosure as requested.

h. Comment: In this same subsection, please identify the primary providers the Fund intends to use as its third-party ESG data vendors (this can be Item 9 disclosure). Please also briefly summarize each provider’s criteria or methodology. Also consider any related principal risks to the Fund’s use of these third-party ESG data vendors since the criteria used by these vendors can differ significantly.

Response: Registrant respectfully declines to name its third-party ESG service providers given that these relationships are confidential and not required by Item 9 disclosure requirements. Registrant will summarize the providers’ criteria or methodology in disclosure. Registrant will add new risk disclosure in response to this comment.

i. Comment: In this subsection is the following sentence: “The Fund generally seeks to invest in debt securities that would result in a better average ESG rating for those debt securities, in aggregate, than the average ESG rating of the debt securities within the Bloomberg Barclays U.S. Aggregate Bond Index (the Fund’s benchmark index) for which ESG ratings are available.” Please supplementally explain how the average ESG rating of the debt securities held by the Fund and the benchmark index are calculated for purposes of this comparison. For instance, how are debt securities with limited or no ESG rating calculated – does Registrant dollar weight the investments if the Fund has a smaller holding that is ESG weighted but a large amount that is not.

Response: Only corporate debt securities are rated because they have ESG ratings. The average ESG ratings for the Fund and benchmark for these corporate debt securities are calculated using a dollar-weighted average that includes all securities rated by the respective third-party service providers. For certain security types such as ABS, MBS and Treasuries, ESG ratings are generally not provided from the third-party service providers.

j. Comment: The last sentence of the first paragraph of this subsection states: “In those cases where ESG metrics are not available for certain types of securities or issuers, these securities may nonetheless be eligible for the Fund should they not be screened out based on the sub-adviser’s ESG exclusions.” Fundamental research is the first component disclosed for the investment process. Could the Fund make

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an investment in an issuer that is NOT excluded by the ESG exclusions but still scores poorly on ESG factors if the sub-adviser believes the issuer’s fundamentals are strong? If so, please disclose this.

Response: Registrant will revise the disclosure as requested.

3.	a. Comment: Principal Risks – Please add a New Fund Risk.

Response: Registrant has considered this comment and determined that no disclosure changes are necessary. The risk of the Fund having no operating history and not achieving its investment goal is not considered a principal risk because references to the Fund being new and its anticipated launch date are disclosed in the “Performance” and “Portfolio Turnover” sections of the Fund’s summary prospectus.

b. Comment: Debt Securities Risk – Please consider whether the other risks noted in the statutory prospectus under Mortgage-Related and Other Asset-Backed Securities Risk also apply to Debt Securities Risk for instance, issuer risk or call risk.

Response: Registrant has considered the other risks and determined that no other risks apply universally to all debt securities.

c. Comment: Interest Rate Risk – Please add that interest rates are at historic lows and the consequences on the Fund. In this regard, please add the following statement in the statutory prospectus to the summary prospectus: “Given the historically low interest rate environment in the U.S., risks associated with rising interest rates are heightened.

Response: Registrant will revise the disclosure as requested.

d. Comment: Please add a LIBOR Risk as applicable. The LIBOR risk should describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (i) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Fund currently does not expect to have investments that will subject it to material risk from the LIBOR transition. As such, no LIBOR Risk will be added.

e. Comment: ESG Criteria Risk – Please consider whether risk disclosure related to the Fund’s use of third-party vendors is appropriate since the criteria used by vendors can differ significantly (i.e., scores can vary across vendors and even within industries from the same provider).

Response: Registrant will add this risk disclosure as requested.

f. Comment: Foreign Markets Risk – This risk discusses foreign market risk, but not foreign government or foreign company risk. Please revise the risk factor to also explain the risks of investing in debt securities of foreign governments or companies.

Response: Registrant will revise the disclosure as requested.

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g. Comment: Mortgage-Related and Other Asset-Backed Securities Risk – This risk notes that such securities are subject to various sub-risks such as extension risk, prepayment risk etc. Please briefly describe each risk that is not otherwise discussed in the risk factors in the summary sections. A little parenthetical after each would satisfy. The summary risk disclosure is meant to stand alone and an investor should not have to request the statutory prospectus in order to understand these risks.

Response: Registrant will revise the disclosure as requested.

h. Comment: Additional Information About Principal Investment Strategies – – In the last sentence of the third paragraph of this section, please change “other investment strategies” to “non-principal investment strategies.”

Response: Registrant will revise the disclosure as requested.

4.	a. Comment: Item 9 Disclosure – Please disclose where appropriate how the Fund will approach relevant ESG proxy issues for their holdings. Alternatively, the Fund should explain supplementally why such disclosure is not required.

Response: As a bond fund, it is unlikely the Fund will receive proxies. Therefore, Registrant respectfully declines this request.

b. Comment: With respect to the disclosure regarding mortgage-backed securities, please clearly disclose the types of mortgage-related and asset-backed securities in which the Fund may invest, including whether the Fund may invest in CDOs, CLOs and whether these securities may be agency or non-agency.

Response: Registrant will revise the disclosure as requested. The Fund invests typically in consumer-related asset-backed securities and would not invest in CLOs or CDOs.

c. Comment: With respect to the disclosure regarding Fundamental Research Process, please disclose what are “non-income producing investments” and, if the Fund will invest in these investments to a material extent, please disclose in the Item 4 summary section.

Response: Registrant has determined that “non-income producing investments” are not relevant in this context and will delete that phrase.

d. Comment: ESG Criteria Risk – Please move the last sentence from this statutory risk into the Fund’s principal investment strategy discussion regarding the sub-adviser’s determination to sell Fund holdings.

Response: Registrant will move the disclosure as requested.

e. Comment: Foreign Markets Risk – With respect to the disclosure regarding accounting, please consider whether different auditing standards should also be highlighted in this risk factor.

Response: Registrant will revise the disclosure as requested.

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f. Comment: Limited or No ESG Ratings Risk - Please consider moving the first two sentences of this risk to the Principal Investment Strategies because they seem more like strategy disclosure than risk disclosure.

Response: Registrant respectfully declines this request. Registrant believes these two sentences serve as helpful background for the risk disclosure.

g. Comment: Liquidity Risk – Referring to the second to last sentence of this risk, please explain why investment in distressed issuers is a principal risk given that the SAI states that this Fund may invest only up to 5% of its investments in non-investment grade securities.

Response: Registrant will delete this risk.

h. Comment: Mortgage-Related and Other Asset-Backed Securities Risk – (i) Please explain why subprime risk is a principal risk given that the SAI states that the Fund may invest only up to 5% of its investments in non-investment grade securities. (ii) Consider if the last sentence under Call Risk is appropriate. (iii) Please explain if Stripped Mortgage-Related Securities Risk is a principal risk of the Fund. If so, please include a reference to such securities in the principal investment strategies.

Response: (i) Sub-prime mortgage-related securities are investment grade in many cases. (ii) Registrant has considered the Call Risk disclosure and will delete the noted sentence. (iii) Registrant will delete Stripped Mortgage-Related Securities Risk.

i. Comment: Active and Frequent Trading Risk – See the second sentence of this risk. If the Fund serves as an underlying investment option of a “fund of funds,” then please include appropriate disclosure in the prospectus.

Response: The Fund currently is not expected to serve as an underlying investment option of a “fund of funds” and thus this sentence will be deleted.

j. Comment: Market Risk – Please supplementally explain why Market Risk is not a principal risk of the Fund.

Response: With respect to Market and Regulatory Risk (the Trust’s version of Market Risk), this risk is disclosed as an ancillary risk to the Fund because the risk does not arise from the Fund’s principal investment strategies. Registrant also believes that the first sentence of this section, which provides, “As with any mutual fund, the value of the Fund’s investments, and therefore the value of your shares, may go up or down and you could lose money” summarizes Market Risk plainly and prominently.

5.	Comment: Additional Information about Fees and Expenses – Please confirm the accuracy of the following statement or revise accordingly: “The Trust pays for certain support, administrative, distribution and operational expenses of the Fund, including custody, printing, legal, and auditing expenses. The Trust also pays Pacific Life Fund Advisors LLC (“PLFA”) for providing investment advisory services.”

Response: Registrant has revised the disclosure.

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6.	Comment: Redeeming Shares – This section includes a “Selling Shares” heading. Consider deleting one of these duplicate headings.

Response: Registrant will delete the “Selling Shares” heading and revise the “Redeeming Shares” heading to “Selling Shares.”

7.	a. Comment: Execution of Your Requests – Please explain what “unscheduled transaction” means.

Response: Registrant will delete the word “unscheduled.”

b. Comment: Please include a discussion of the Trust’s dividend reinvestment plan with respect to transactions that include reinvesting shares.

Response: Registrant will revise the disclosure as requested.

c. Comment: See the following sentence: “However, as noted above, the Fund may, subject to approval by the Board, pay for a sale or exchange, in whole or in part, by a distribution of investments from the Fund, in lieu of cash, in accordance with applicable rules and Trust procedures.” Please supplementally explain under what circumstances an exchange request could be satisfied by redemptions-in-kind of Fund securities rather than shares of another Fund.

Response: Registrant will delete the reference to an exchange request.

8.	Comment: About Management – Please add a sub-heading for disclosure on the subadviser.

Response: Registrant respectfully declines this request. We note that the following sentence which is located at the top of this section explains the content of this section and includes a reference to the sub-adviser: “This section provides information about Pacific Life Fund Advisors LLC (“PLFA”), the investment adviser to the Trust, and the firm that manages the Fund offered in this Prospectus.”

9.	Comment: Where to Go for More Information – Under the header for Information Statements, please note that information will not only be posted but also mailed to impacted shareholders.

Response: Registrant will revise the disclosure as requested.

SAI

10.	a. Comment: Investment Restrictions: Fundamental Investment Restrictions – The format of the presentation may require readers to read Section A in conjunction with Section B. So please consider describing the Funds that the restrictions actually apply to, such as “The following fundamental investment restrictions apply to the following Funds only: (list the funds).” If the present format will be retained, please add Pacific Funds ESG Core Bond to the list of enumerated funds in Section A.

Response: Registrant has considered the request and, given the number of funds in the SAI, determined to retain the original format. Registrant will add Pacific Funds ESG Core Bond to the list of enumerated funds in Section A.

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b. Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions - In the last sentence of the last paragraph of this section, please add disclosure to clarify that a Fund that operates as a fund of funds will consider the investments of all of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: In a prior response to Staff comments (dated April 29, 2016) on a proxy statement amending these fundamental investment restrictions, Registrant previously added disclosure that a Fund that operates as a fund of funds will consider the investments of all investment companies in which the Fund invests by considering the existence of a concentration policy of each such investment company when determining compliance with the Fund’s own concentration policy. Registrant believes its current approach is reasonable and appropriate. Moreover, the concentration policies are fundamental and require a shareholder vote to change. Registrant therefore respectfully declines to make the requested change.

c. Comment: Non-Fundamental Investment Restrictions – Please revise the first sentence of the paragraph following the list of these four investment restrictions to state that compliance with this restriction is on an ongoing basis subject to the requirements of Rule 22e-4.

Response: Registrant respectfully declines this request as non-fundamental investment restriction 1, as currently drafted, is consistent with the requirements of Rule 22e-4. Changing the noted disclosure could cause the Fund to violate restriction 1 when the Fund is in compliance with Rule 22e-4 under the Investment Company Act (for example, if fluctuations in the value of Fund holdings cause the value of the Fund’s illiquid investments to exceed the 15% threshold). The Fund believes the restriction as currently stated is consistent with applicable legal requirements. Consistent with Rule 22e-4, the Fund does not intend to acquire any illiquid investment if, immediately after the acquisition, it would have invested more than 15% of its net assets in illiquid investments that are assets and, if it holds more than 15% of its net assets in illiquid investments that are assets, it would take appropriate steps to reduce the percentage of those investments within a reasonable period of time. Stating that the 15% illiquidity limit is measured at the time of acquisition does not imply that the Fund would not take appropriate post-acquisition remedial action, if necessary.

d. Comment: Non-Fundamental Investment Restrictions – With respect to the Name Test Policy applying to the Fund, the disclosure notes that a new Fund will be permitted to comply with the Name Test Policy within six months after commencing operations. Please supplementally disclose how long it will take the Fund to comply with the Names Test Policy. The Commission stated in its release for Rule 35d-1 that for an open-end fund, it would not expect the open-end fund to take the full six months to come into compliance with the Rule.

Response: Registrant expects the Fund will be in compliance with the Name Test Policy within a few days of the commencement of operations but cannot say with certainty the exact time frame due to uncertainties regarding cash flows, trading and settlements involving third parties.

e. Comment: Information About the Managers – Other Accounts Managed: Please provide the information required by Item 20(a) of N-1A as of the most recent practicable date for the new fund managers, Mr. Weismiller and Ms. Qiu.

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Response: This information will be provided with the definitive filing.

Part C

11. Comment: Item 28 – As the Fund is a new series of Registrant, please file a new legality of shares opinion.

Response: The Exhibit will be filed with the definitive filing.

If you have any questions or further comments, please contact me at Audrey.Cheng@pacificlife.com.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:         Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP